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Award Winning, Heart Healthy Snack - Now you can "Eat your Wine" with Wine RayZyns



RAYZyn
CHARDONAYZYN
CABERNAYZYN
MERLAYZYN
Natural Products
Guilt-Free Indulgence Products
WHOLE 30 approved
GMO

rayzyn.com Napa CA

Food Technology Retail B2B B2C

LEAD INVESTOR

Bennett Jordan

I am honored to join Wine RayZyn on their mission to create healthy, sustainable snacks that are nutrient rich, delicious, and full of antioxidants. Not only do I believe in the product as a true superfood, changing the way we snack for the betterment of our health and the earth, but I believe in the management team and its ability to grow the business by spreading the Wine Rayzyn love. In fact, I have known RayZyn Co-Founder Andrew Cates for 25 years. Both of us have spent many of those years in finance, and we can identify when a company is set up for success and poised for significant growth. As a foodie who values health, wellness, and community both personally and professionally, this investment was a no-brainer.

OVERVIEW UPDATES WHAT PEOPLE SAY 4 ASK A QUESTION

Highlights

1. First to market with an antioxidant rich NEW superfood called Wine RayZyns
2. Profitable and proven business model with over $1,500,000 in sales
3. Valuable portfolio of Intellectual Property Assets - Patents, Trademarks, Trade Dress, etc.
4. $2.5M raised on a $20M valuation in initial equity offering via a syndicate of strategic investors
5. Management team with over 50 years of start-up wisdom
6. Sustainability Mission - reducing food waste and bringing "good" to local communities
7. National Distribution for both packaged and bulk ingredient products
8. Proven demand in both domestic and international markets

Our Team



Christopher Cates MD CEO & Founder

Founded RayZyn® in 2014 as CEO and manager. Internationally renowned Cardiologist, Inventor, and Serial Entrepreneur. He served on Fortune 500 medical advisory boards, founded multiple companies with last venture acquired by Fortune 500 company.

Food is medicine. RayZyn's founder and CEO is a cardiologist who has 'prescribed' red wine to his patients for decades because of the antioxidant properties associated with wine. After working with food scientists and vineyard owners to perfect the process of creating a healthy snack from wine grapes, The Wine RayZyn Company was born.



Andrew Cates   Co-Founder & "The RayZyn Guy"

Co-Founder of RayZyn® and Owner of Segassia Vineyard® in Napa, CA. Graduated from Rice University - triple major and varsity football scholarship. Previously worked as an investment professional at Kohlberg, Kravis and Roberts (KKR).



Richard Stancil   Chief Operating Officer & Chief Legal Officer

40+ years of experience in logistics, human resources, management, public relations, and law. 10+ yrs in complex business management operating a city as city manager. Previously served as the Special Executive Assistant to the Governor of Georgia.

SEE MORE

Award Winning, Heart Healthy Snack - Now you can "Eat your Wine" with Wine RayZyns





You probably have heard that a glass of wine is good for you, right? Well, now there is a way to "Eat your Wine" without any alcohol. Sound interesting?

The Wine RayZyn Company has invented a new category of antioxidant-rich dried fruit made from wine grapes. These new superfood fruits are called Wine

RayZyns.


From the Vine
Patent-Pending Drying Process
Sales Channels
Ingredient
B2B
Direct to Consumer
CABERNAYZYN
CHARDONAYZYN
MERLAYZYN

Here's what you need to know:

- The Wine RayZyn Company hand harvests premium California Cabernet, Chardonnay, and Merlot wine grapes.
- The majority of the antioxidant properties found in wine come from the wine grape's skin and seeds. Instead of using the wine grapes to make wine, the grape clusters are put through a patent-pending drying process to create Wine RayZyns.
- These delicious, crunchy seeded wine raisins® are full of heart healthy antioxidants and are the same antioxidants found in wine as well as grape seed oil, extract and flour.
- Wine RayZyns do not contain any alcohol, which makes them a delicious and healthy treat for all ages.

Wine RayZyns are an Antioxidant-Rich Fruit: Here's how they stack up against other, well-known superfoods.


1.6oz of CabernayZyns packs the same amount of antioxidants as
CABERNAYZYN
CRUNCHY SUPERFOOD SNACK
15 lbs.
Almonds
100
Pomegranates
2 lbs.
Blackberries
The Secret is in the Seed

Source: *(-) Epicatechin; USDA Flavonoid Database - 2014

Wine RayZyns are also rich in Fiber & Calcium.


CABERNAYZYN
CRUNCHY SUPERFOOD SNACK
DRIED CABERNET WINE GRAPES
A 1.6 oz snack bag of RayZyns provides



20% of the USDA adult daily value requirement of fiber.

58 mg of calcium (in 100g of Wine RayZyns)

The company was Founded by a Heart Doctor.



Wine RayZyn's founder and CEO is a cardiologist who has 'prescribed' red wine to his patients for decades because of the antioxidant properties associated with wine. After working with food scientists and vineyard owners to perfect the process of creating a healthy snack from wine grapes, the Wine RayZyn Company was born.

Video Testimonial from "The RayZyn Guy", RayZyn co-founder Andrew Cates.



A Meet the "RayZyn Guy" Copy link

Watch on ▶ YouTube

Reasons to Invest in the Wine RayZyn Company:

Financial Milestones:

- Over $1,500,000 in total product sales

- **Achieved Profitability in 2020**, despite COVID-19 pandemic

- RayZyn raised **$2,500,000** at a valuation of **$20,000,000** in the company's initial equity offering. These proceeds were sourced from strategic and accredited investors including investment bankers, hedge fund managers and supply chain partners.

Financial Results (2019 vs. 2020):


Financial Results (2019 vs. 2020)
68%
Sales
80%
Gross Profit
150%
Net Operating Income
1603%
Profitability
Total Expenses
45%

- Increased Sales by 68%
- Increased Gross Profit by 80%
- Increased Net Operating Income by 150%
- Profitability increased by 1603% in absolute numbers from 2019 to 2020.
- Decreased Total Expenses by 45% through optimizing operational efficiency

Production & Sales Milestones:

- **RayZyn has processed over 1,000 tons of wine grapes into Wine RayZyns.**



Cabernet Sauvignon Grapes Harvested into 1/2 Ton Macro Bins

- **Over 320,000 RayZyn units consumed on United Airlines**


UNITED AIRLINES
U.K. ESTATES • RENÉE ZELLWEGER • SHARK DIVING
Hemispheres
Three Perfect Days
Los Angeles
REMBRANDT®: CAPTURING THE ART OF GOUDA CHEESE
FIGHT INFLAMMATION, DELICIOUSLY!
THE HEMI
FANCY FOOD SHOWCASE
MRS. RENFRO'S
CARDIOLOGIST INVENTED WAY TO "EAT YOUR WINE"
NEW ZEALAND MANUKA HONEY
BOURBON INFUSED SPECIALTY COFFEE BY DON PABLO

United's Hemispheres Magazine - "Publisher's Favorite Fancy Foods" - September 2019

- Over 370,000 RayZyn units incorporated into HEB's deli snack trays



Dark Chocolate CabernayZyn® Truffle as Confection Component in HEB's Snack Tray

- More than a dozen appearances on QVC resulting in over $500,000 in gross sales and over 250,000 RayZyn product units delivered to QVC customers. With each airing, RayZyn receives millions of viewer impressions.

 

"RayZyn Guy" in Front of QVC's Headquarters

- Prior to COVID, RayZyn products were in over 60 airports resulting in gross sales of $400,000.



"RayZyn Guy" Visiting Hudson News in Oakland Airport & Wine RayZyns in Hudson News Las Vegas

- **International distribution into Hong Kong, Canada, Japan, China, South Korea, Guam.**


"RayZyn Awareness" - Globally
RAYZyn
* Hong Kong * Canada * Japan * China * South Korea * Guam * United States *

Intellectual Property Assets (IP):

- **2 Issued US patents**
- **1 Patent Pending US patent**
- **1 Issued International Patent (Europe)**
- **49 Registered Trademarks (various classes)**
- **6 Approved and Allowed US trademarks**
- **Multiple International Trademarks in Europe and South America**


INTELLECTUAL
PATENTED
PROPERTY
REGISTERED
TRADEMARK
REGISTERED


The Director of the United States Patent and Trademark Office
The United States of America
United States Patent

Awards Received:

- NEXTY Award Finalist for ***"Best New Snack"*** in 2017 (Natural Products Expo West)
- FMI/GMA Global Sustainability Summit Innovation Award in 2015


This is What's NEXT
2017 Finalist
NEXTY


August 19-21, 2015 • Sheraton Denver Downtown • Denver, CO





AWARDS
CABERNAYZYN

Global
Sustainability
Summit

Wine RayZyns are very different than regular raisins:

Wine RayZyns are on the cutting edge of food science disruption. When compared to table grapes, wine grapes are smaller in size, have thicker skins, and contain seeds - just as nature intended them!



Table Grapes
Wine Grapes
Bigger
More "crunchy"
No seeds
Smaller
Thicker skins
Seeds

Innovative, Internationally Patented Pending Process Creates One-Of-A-Kind Superfood:

Prior to the launch of RayZyn, the company worked with food scientists to help create an innovative way to retain all the natural nutritional properties of the wine grape, while super concentrating the antioxidant benefits inside the fruit. Through this proprietary drying process, the company caramelizes and toasts the grape seed inside the fruit which concentrates the antioxidants and wine grapes flavors, resulting in a delicious edible seeded Wine RayZyn. This drying process is a unique food technology that prevents the fruit from oxidizing and also dramatically reduces the fruit's water content, making RayZyns an ideal snack and ingredient.





10 Incredible Health Benefits of Wine Grapes
BROUGHT TO YOU BY
WWW.LIVELOVEFRUIT.COM
Cancer Prevention
Resveratrol helps DNA repair free radical damage
Allergy Relief
High in anti-inflammatories to help relieve allergic response
Heart Health
Phytochemicals activate a process in our genes to help reduce damage to heart muscle
Bone Health
Grapes help improve bone calcium retention and reduce osteoporosis risk
Digestive Health
Soothe irritated digestive tracts and help relieve indigestion
Migrane Relief
Help reduce blood pressure & therefore help ease built up blood pressure which causes migraines
Lung Support
Grapes are one of the best ways to help


detox and clear the lungs of impurities
Sustained Energy
The perfect snack for increasing energy levels mid-day and improving mental clarity
Kidney Health
Grapes are a natural diuretic, & eliminate toxic waste more efficiently
Eye Health
Protect the retina from deterioration

Customer Testimonial: *Physician and cancer survivor attributes recovery to use of Wine RayZyns in his daily diet.*


Customer Testimonial - Wine RayZyns
Copy link
Watch on YouTube

Our Amazing Products & the Vast Channels We Serve:

RayZyn currently has a portfolio of 24 products that we offer to customers. Our company sells both packaged and bulk ingredient Wine RayZyn products.




Specialty Retail and Hospitality
CHANNEL
crown wine . spirits . gourmet
WINE OF-THE-MONTH CLUB
CARNEROS
QVC
KOA
TRINCHERO
BILTMORE
INTERCONTINENTAL HOTELS & RESORTS
V. Sattui Winery
ROBERT MONDAVI WINERY
MARRIOTT
KEEVER
WINE TRAIN
Constellation Brands
OAKVILLE GROCERY
SHOOTING STAR
Total Wine & MORE
COST PLUS WORLD MARKET
CHATEAU MONTELENA WINERY
Chateau Elan Winery & Resort
1-800 baskets.com
SILVERADO
TJX THE TJX COMPANIES, INC.
THE CULINARY INSTITUTE OF AMERICA
WINE & SPIRITS
FOUR SEASONS
Solage
Castello di Amorosa
HARVEST INN
SPEC'S
THE HESS COLLECTION
MEADOWOOD
HomeGoods

Foodservice

CHANNEL



Retail CHANNEL



Airline & Travel Convenience CHANNEL



Key Success Examples: United Airlines, QVC, & HEB





#1 Snack
first class
basket.
Over
278,000
units sold
Over
365,000
units sold

United Airlines Success Highlights:

- Dark Chocolate Covered CabernayZyn® has consistently been one of the best-performers in United Airlines 1st class baskets since 2016
- Approximately 320,000 units served on-board
- Driven a tremendous amount of trial and broad based awareness

UNITED AIRLINES
PRODUCT OF CALIFORNIA
DARK CHOCOLATE COVERED
CABERNAYZYN
DRIED CABERNET WINE GRAPES
COVERED IN DARK CHOCOLATE
NET WT .5 oz (14g)

QVC Success Highlights:

- 278,000 product units sold
- Gross sales of approximately $545,000
- Partnering with QVC since 2016 = long-term access to new and repeat customers
- Millions of impressions

QVC
15:47:30

"RayZyn Guy" in Front of QVC Headquarters + results from a SELL OUT airing!!

Wine Rayzyn (20) .5-oz Bags of Dark Chocolate Cabernayzy...
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The Wine Rayzyn Co. (8) 4.5 oz Bags of Dark Chocolate Ca...

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Wine Rayzyn (20) .5-oz Bags of Dark Chocolate Cabernayzy...

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The Wine Rayzyn (12) 1.25-oz Snack Packs on QVC

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Wine Rayzyn 42-Piece Dark Chocolate Cabernayzyn Truffles...

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HEB Success Highlights:

- Dark Chocolate CabernayZyn® Truffle featured as the confection component for HEB's deli snack trays
- Snack trays are one of the highest velocity items throughout HEB's stores
- Almost 365,000 CabernayZyn® Truffle units sold


H-E-B
CABERNAYZYN TRUFFLE

NEW Product Innovation for 2021 - *RayZyn's "Guilt-Free Indulgence" Line:*

- RayZyn has developed 3 new products that are arguably some of our best innovations to date.
- Originally slated to launch in 2020, RayZyn pushed back the launch date of these 3 new products to 2021 due to Covid.


GREEK YOGURT
MERLAYZYN
CRUNCHY MERLOT WINE RAISINS COVERED IN GREEK YOGURT
NET WT 1.25 oz (35g)
12 - 1.25 oz Bags NET WT 15 oz (425g)

Greek Yogurt MerlayZyn® - 1.25oz Tube with (12) Count Display Caddie


SEA SALT CARAMEL
CHARDONAYZYN


SEA SALT CARAMEL
CHARDONAYZYN
CRUNCHY CHARDONNAY WINE RAISINS COVERED IN SEA SALT CARAMEL
NET WT 1.25 oz (35g)

Sea Salt Caramel ChardonayZyn® - 1.25oz Tube with (12) Count Display Caddie


CRUNCHY CHOCOLATE
CABERNAYZYN
CRUNCHY CABERNET WINE RAISINS COVERED IN DARK CHOCOLATE
NET WT 1.25 oz (35g)
GRAPE SEEDS = HEALTHY CRUNCH
12 - 1.25 oz Bags NET WT 15 oz (425g)

Crunchy Chocolate CabernayZyn® - 1.25oz Tube with (12) Count Display Caddie

**Originally slated to launch in 2020, RayZyn was forced to push back the launch date to 2021 due to Covid.*

NEW Product Innovation for 2022 - *World's 1st Antioxidant Candy:*

- Kids LOVE candy, period. However, parents are hesitant to cater to their children's candy cravings due to the lack of nutrition and high sugar content associated with most candy options.
- RayZyn has developed the world's 1st antioxidant rich candy called a WayZyn®.
- WayZyns are dark chocolate coated RayZyns that have a delicious and colorful candy-coated exterior shell.
- RayZyn has already tested WayZyns in certain channels and they have been met with stellar reviews.


All New
FROM THE WINE RAYZYN COMPANY
RAYZYN
WayZyn™
CRUNCHY CHOCOLATE FRUIT SNACK
Chocky WayZyn
Introducing a CHOCOLATY CRUNCHY snack for kids that has a double dose of Antioxidants*.



*Source: USDA Flavonoid Database 2014 (-)-Epicatechin;USA Flavonoid Database - 2014 - RayZyns do not contain alcohol - © 2019 The Wine RayZyn Company LLC

WayZyn® - World's 1st Antioxidant Candy for Kids

Experiential & Influencer Marketing:

The Wine RayZyn™ Experience
The RayZyn™ Guy
RayZyn™ Mobile Tour
Influencer Support
Events/Sponsorships
THE RAYZYN MOBILE TOUR
Brings Napa to You!
CAMPOVELO
The Secret is in the Seed

Social Media Worthy:

Our STORY is Social Media Worthy
RAYZYN

Notable Press Coverage:

It's not everyday that a company invents a new category of antioxidant-rich dried fruit. Since the company's inception, RayZyn has been the recipient of a

significant amount of "earned media" from dozens of press outlets throughout the world. We encourage you to review some of our notable earned press coverage on the "What People Say" / "Press Tab".





The Daily Meal
All Things Food & Drink
HOME / EAT/DINE / PRODUCTS
Sorry, Sun-Maid: Wine Grapes Make Much Better Raisins
September 14, 2017 | By Dan Myers
A new company is turning cabernet, merlot, and chardonnay into some seriously tasty raisins

Notable Press Coverage
Grocery Headquarters
Brand Builder
Snack Food & Wholesale Bakery
Food Dive
NBC News
Candy & Snack Today
Fruit World
SFWB
Project Nosh
Advisor
Culination United by Food
Supermarket Guru
The Boston Globe
Napa Valley Register
npr
United Hemispheres
Wharton University of Pennsylvania
Candy Industry
Broadway World
Fortune
SnackNation
Ethical Marketing News Podcast
Wine Spectator
PopSugar
WholeFoods Magazine
Business Journal
Food Passion Projects
Napa Valley Life



Why Customers LOVE Wine RayZyns:

Our primary customers are Gen Z and Millennials who have high expectations when it comes to adopting food and snacks.



Consumer top criteria when making purchase:
Greater Good
Authenticity
Transparency
SOURCE: FMI/GMA/USDA A Global Sustainability Summit
Mindful Eating
Philanthropic & Sustainability Conscious
RayZyn
New Innovative Food
Convenient, Portable Snack



Ingredients Matter
Drawn to fewer ingredients on the nutrition label

Origins Matter
Want to know how and where the ingredients are sourced

Setting an Example Matters
Older Millennials and Gen X want to set a good example with healthy eating patterns for their kids

Eating "Whole Foods" Matter
Pursue unprocessed foods when available; place value no additives or artificial sweeteners and stay away from ingredients that are difficult to pronounce

Increasing Market Demand:

In terms of our total addressable market, data has shows that RayZyn is well positioned to reap the benefits of increasing global demand forecasts.



- Sales of *NATURAL, ORGANIC & FUNCTIONAL* food and beverage in the United States grew 13% to **$186 billion** in 2020, according to estimates from New Hope Network.

- The retail market for *PLANT-BASED* foods is worth **$7 billion**, up from $5.5 billion in 2019. Plant-based food dollar sales grew 27% in the past year.

- The global *CONFECTIONARY* market size was valued at **$210.3 billion** in 2019, and is projected to reach $270.5 billion by 2027, registering a CAGR of 3.6% from 2021 to 2027.

- The *SPECIALTY food* market reached total sales of **$170.4 billion** in 2020, a 13% increase since 2018, according to the annual State of the Specialty Food Industry Report from the Specialty Foods Association (SFA).

- Food Network Magazine and Whole Foods WFM listed *UPCYCLED* foods as a top trend for 2021 and a report produced by Future Market reveals that the upcycled market is worth **$46.7 billion** with an expected CAGR of 5% over the next 10 years.

- The global *SUPERFOOD* market size is expected to reach **$209.1 billion** by

2026, rising at a market growth of 7.3% CAGR during the forecast period. Nearly 75% of the market is comprised of superfoods being used in bakery, confection and snack channels.

Our Business Model: "RayZyn Awareness" - Vine to Customer



From the Vine
Patent-Pending Drying Process
Sales Channels
Ingredient
B2B
Direct to Consumer
CABERNAYZYN
MERLAYZYN

- RayZyn is focused on creating lasting change, further developing the market and becoming the *global supplier* for our new antioxidant rich super fruit.
- Global food companies are always on the hunt for novel "better for you and the planet" foods. This focus has created a robust marketplace for specialty, functional, and other value-added ingredients. RayZyn's ingredient platform meets this market need by providing sustainable, versatile, economical, and nutrient-dense ingredients through co-branded partnerships with global food companies.
- RayZyn sells partnerships, not commodity "bulk" ingredients because of its Intellectual Property (IP) portfolio, thus making RayZyn's offerings unique and exclusive. Through partnering with other companies as an ingredient supplier, RayZyn maximizes both revenue and impact. In doing so, we protect our status as a premium "hero" ingredient, as opposed to a low margin commodity.
- The beauty of RayZyn's business model is the ability to leverage its Consumer Packaged Good (CPG) brand into large scale ingredient sales through a partnership model with larger food companies. RayZyn is tackling both avenues simultaneously because the strategies are integrated into a cohesive plan to build value in the business. RayZyn's CPG brand not only generates sales, but also creates and demonstrates the value and consumer acceptance of this new ingredient category.



NON GMO • VEGAN • ALL NATURAL • GLUTEN FREE
MERLAYZYN
CRUNCHY SUPERFOOD SNACK
DRIED MERLOT WINE GRAPES
Net Wt. 8oz (227g)
CHARDONAYZYN
CRUNCHY SUPERFOOD SNACK
DRIED CHARDONNAY WINE GRAPES
Net Wt. 8oz (227g)
CABERNAYZYN
CRUNCHY SUPERFOOD SNACK
DRIED CABERNET WINE GRAPES
Net Wt. 8oz (227g)

Use of Proceeds:



E-commerce:

- Update in breadth and depth of web based sales platform to handle increased consumer demand and changing consumer trends, including boosting Amazon sales presence

Social:

- Intensify efforts in social media channel marketing presence with new hires

Product Production & Operations:

- Build out product inventory for anticipated PO sales surge from US reopening in Company channels impacted by COVID such as Hospitality, Travel, Airlines, Airport Convenience and Office Micro Kitchens

- Expand production capability with new partnerships to improve operational efficiencies for expanded growth

- Continue to develop, maintain and protect company's vast intellectual property (IP) portfolio

- Develop and expand with an East Coast distribution center

- Grow the ingredient market for RayZyn's bulk product line

- Continue R&D efforts

How is RayZyn a 'Sustainable' Company?

RayZyn has positioned itself as the solution provider for vineyards and wineries who have and will experience smoke taint losses from wildfires. RayZyn provides a way to turn unused wine grapes into a new superfruit that is delicious and healthy, while creating a benefit to the local communities negatively affected by wildfires.


FOOD
RECOVERY
NETWORK
SUPPORT FIRE RELIEF
PRODUCT OF CALIFORNIA
DARK CHOCOLATE COVERED
CABERNAYZYN
DRIED CABERNET WINE GRAPES
COVERED IN DARK CHOCOLATE
Net Wt. 4.5oz (128g)


Rescue RayZyn Project on NBC
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Watch on YouTube

RayZyn's Vision:

- Growing a profitable business that is globally recognized as the leader for producing antioxidant rich snacks and ingredients.
- Execute on opportunities within foodservice as the US reopens in a post-pandemic environment.
- Development of the world's 1st antioxidant candy, called WayZyns.
- Expand ingredient platform through procurement to other food manufacturers. Bulk ingredient sales will allow other manufacturers to "make any food, a superfood with RayZyns".
- Continuing our mission of sustainability through efforts such as the "Rescue RayZyn® Project".
- Plant-Based Food Technology is an exciting space to be in as large, industry leading food companies are active in making acquisitions of smaller food companies that encompass new and novel food technology.





Why are you the right team to build this business?

- Collectively, RayZyn's team has 20+ years in the consumer food and ingredient space and over 50 years of start-up wisdom.

- RayZyn's team has deep knowledge into the science behind our product and the nutritional impacts on the body.

- RayZyn's CEO is an internationally renowned Cardiologist that has served on the medical advisory boards for multiple Fortune 500 companies.

- Having filed his 1st patent in 1991, RayZyn's CEO is a serial entrepreneur that has created and sold numerous companies. His last venture was acquired by Fortune 500 company.

- RayZyn has proven its ability over the course of the past 7 years to be judicious stewards of capital having only undergone 1 capital raise since the company's inception.

- RayZyn's c-suite embodies a cohesive vision and thoughtful leadership. These two attributes allow RayZyn's team to do more with less, all while creating a culture of passion, quality, mindfulness and tenacity towards executing on the company's daily initiatives and long-term goals.



How has COVID-19 Affected RayZyn?

SILVER LINING: The year 2020 with the global pandemic was a challenge and

gauntlet for all companies especially food companies. However, RayZyn was able to pivot with changing work habits and consumer trends to open up new channels of product delivery by supplying RayZyn products for Grocery/Deli snack boxes for home and grab & go use by consumers. This allowed RayZyn to grow a new customer base and augment business. In addition, the pandemic allowed RayZyn to identify hinge points, streamline operations, improve efficiency, and reduce costs - which led to greater profitability for the Wine RayZyn Company.